Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

CORRECTION/Medley Capital Corporation Commences Go Shop

PROCESS in Accordance with Amended Merger Agreement

In the news release, Medley Capital Corporation Commences Go Shop Process in Accordance with Amended Merger Agreement - Houlihan Lokey is Retained, issued 29-July-2019 by Medley Capital Corporation over Globe Newswire, we are advised that the expiration of the 60 day “go shop” period should read September 27, 2019 rather than September 29, 2019 as originally issued inadvertently. In addition, we are advised that certain legal notices regarding “Additional Information and Where to Find It,” “Participants in the Solicitation” and “No Offer or Solicitation” were inadvertently omitted. The complete, corrected release follows:

Medley Capital Corporation Commences Go Shop PrOcess in
Accordance with Amended Merger Agreement

Houlihan Lokey is Retained

NEW YORK (July 30, 2019) — The Special Committee (the “Special Committee”) of the Board of Directors of Medley Capital Corporation (NYSE: MCC, “MCC”) (TASE: MCC) is pleased to announce the commencement of the 60 day “go shop” period provided for in Section 7.10 of the amended merger agreement, dated as of July 29, 2019, between MCC and Sierra Income Corporation (the “Amended Merger Agreement”). The 60 day period expires on September 27, 2019. The Special Committee has retained Houlihan Lokey to assist it in soliciting, evaluating and potentially entering into negotiations with parties that offer competing proposals as defined in the Amended Merger Agreement. There can be no assurance that this process will result in a superior proposal as defined in the Amended Merger Agreement.

ABOUT MEDLEY CAPITAL CORPORATION

Medley Capital Corporation is a closed-end, externally managed business development company ("BDC") that trades on the New York Stock Exchange (NYSE: MCC) and the Tel Aviv Stock Exchange (TASE: MCC). Medley Capital Corporation's investment objective is to generate current income and capital appreciation by lending to privately-held middle market companies, primarily through directly originated transactions, to help these companies expand their businesses, refinance and make acquisitions. Our portfolio generally consists of senior secured first lien loans and senior secured second lien loans. Medley Capital Corporation is externally managed by MCC Advisors LLC, which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. For additional information, please visit Medley Capital Corporation at www.medleycapitalcorp.com.

Forward-Looking Statements

This communication contains “forward-looking” statements, including statements regarding the proposed transactions contemplated by the Amended Merger Agreement, including the “go shop” process. Such forward-looking statements reflect current views with respect to future events and financial performance, and MCC may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the potential participation of third parties and the possibility that MCC may receive competing proposals, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in MCC’s filings with the Securities and Exchange Commission (the “SEC”), and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, potential required approvals of the SEC (including potential exemptive relief to consummate any proposed transaction) and any applicable waiting period (and any extension thereof) applicable to any proposed transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; (ii) the parties’ ability to successfully consummate any proposed transaction, and the timing thereof; and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to MCC include, but are not limited to, (a) the costs and expenses that MCC has, and may incur, in connection with the proposed transactions (whether or not they are consummated); (b) the impact that any litigation relating to the proposed transactions may have on MCC; and (c) negative effects of entering into any proposed transaction on the trading volume and market price of the MCC’s common stock. There can be no assurance of the level of any distributions to be paid, if any, following consummation of any proposed transaction.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Joint Proxy Statement/Prospectus (as defined below) relating to the proposed transactions and in the “Risk Factors” sections of MCC’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this press release represent MCC’s views as of the date of hereof. MCC anticipates that subsequent events and developments will cause its views to change. However, while MCC may elect to update these forward-looking statements at some point in the future, MCC does not have any current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing MCC’s views as of any date subsequent to the date of this material.

Additional Information and Where to Find It

In connection with the proposed transactions, Sierra Income Corporation (“Sierra”) intends to file with the SEC and mail to its stockholders an amendment to the Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and Medley Management Inc. (“MDLY”) intend to file with the SEC and mail to their respective stockholders an amendment to the proxy statement on Schedule 14A (the “Joint Proxy Statement/Prospectus” and, as amended, the “Amended Joint Proxy Statement/Prospectus). The Joint Proxy Statement/Prospectus, as applicable, was first mailed or otherwise delivered to stockholders of Sierra, MCC, and MDLY on or about December 21, 2018. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS THE AMENDED JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, OR ANY SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MDLY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and MDLY, free of charge, from the SEC’s website (www.sec.gov) and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com). Investors and stockholders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from MCC by using the contact information provided below.

Participants in the Solicitation

MCC and its directors, executive officers, other members of its management and certain employees of Medley LLC may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on May 9, 2019 (the “MCC 2019 Proxy Statement”). Information regarding MDLY’s directors and executive officers is available in its definitive proxy statement for its 2019 annual meeting of stockholders filed with the SEC on April 30, 2019 (the “MDLY 2019 Proxy Statement”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the MCC 2019 Proxy Statement and the MDLY 2019 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Amended Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Media Contact:
Michael McMahon
Houlihan Lokey
212-497-7820